Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

Assets		
Cash	$	**110,033**
Securities owned, at fair value		**1,976,388,974**
Receivable from broker-dealers		**118,678,162**
Fixed assets (net of accumulated depreciation and amortization of $15,540,692)		**1,155,210**
Prepaid expenses		**558,296**
Other assets		**242,589**
Total assets	$	**2,097,133,264**
Liabilities and member's equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	**2,044,311,862**
Payable to Parent, net		**782,502**
Payable to Affiliate		**1,540,507**
Accrued compensation and benefits		**243,052**
Accounts payable, accrued expenses, and other liabilities		**3,045,746**
		2,049,923,669
Member's equity		**47,209,595**
Total liabilities and member's equity	$	**2,097,133,264**

See accompanying notes.